Interim Condensed Consolidated Financial Statements of

CGI INC.

For the three and nine months ended June 30, 2026 and 2025
(unaudited)

Interim Consolidated Statements of Earnings
For the three and nine months ended June 30
(in thousands of Canadian dollars, except per share data) (unaudited)

		Three months ended June 30		Nine months ended June 30
	Notes	2026	2025	2026	2025
		$	$	$	$
Revenue	10	4,193,022	4,090,182	12,427,546	11,898,836
Operating expenses
Costs of services, selling and administrative		3,511,371	3,423,833	10,398,671	9,955,180
Restructuring, acquisition and related integration costs	6	17,214	83,695	84,363	163,471
Net finance costs	7	30,538	30,861	92,649	54,104
Net foreign exchange (gain) loss		(25)	206	478	132
		3,559,098	3,538,595	10,576,161	10,172,887
Earnings before income taxes		633,924	551,587	1,851,385	1,725,949
Income tax expense		168,723	142,975	499,468	449,019
Net earnings		465,201	408,612	1,351,917	1,276,930
Earnings per share
Basic earnings per share	5b	2.24	1.84	6.38	5.71
Diluted earnings per share	5b	2.23	1.82	6.34	5.64
See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2026 and 2025    1

Interim Consolidated Statements of Comprehensive Income
For the three and nine months ended June 30
(in thousands of Canadian dollars) (unaudited)

	Three months ended June 30		Nine months ended June 30
	2026	2025	2026	2025
	$	$	$	$
Net earnings	465,201	408,612	1,351,917	1,276,930
Items that will be reclassified subsequently to net earnings (net of income tax):
Net unrealized gains (losses) on translating financial statements of foreign operations	192,727	(82,106)	80,791	453,069
Net (losses) gains on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations	(37,185)	33,755	(19,326)	(92,151)
Deferred gains (costs) of hedging on cross-currency swaps	702	(18,692)	(1,348)	(7,322)
Net unrealized gains (losses) on cash flow hedges	5,963	(17,359)	(30,184)	(3,797)
Net unrealized gains (losses) on financial assets at fair value through other comprehensive income	964	(477)	(1,572)	319
Items that will not be reclassified subsequently to net earnings (net of income taxes):
Net remeasurement gains (losses) on defined benefit plans	15,214	4,388	21,993	(512)
Other comprehensive income (loss)	178,385	(80,491)	50,354	349,606
Comprehensive income	643,586	328,121	1,402,271	1,626,536
See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2026 and 2025    2

Interim Consolidated Balance Sheets
(in thousands of Canadian dollars) (unaudited)

	Notes	As at June 30, 2026	As at September 30, 2025
		$	$
Assets
Current assets
Cash and cash equivalents	9c and 11	625,634	864,209
Accounts receivable		1,582,542	1,613,777
Work in progress		1,457,335	1,367,989
Current financial assets	11	11,657	6,167
Prepaid expenses and other current assets		211,900	193,896
Income taxes		8,778	28,705
Total current assets before funds held for clients		3,897,846	4,074,743
Funds held for clients		1,103,982	978,436
Total current assets		5,001,828	5,053,179
Property, plant and equipment		360,848	377,900
Right-of-use assets		517,357	541,987
Contract costs		404,850	370,932
Intangible assets		817,185	888,006
Other long-term assets		172,999	143,320
Long-term financial assets		176,402	162,438
Deferred tax assets		200,552	239,284
Goodwill		11,929,635	11,744,782
		19,581,656	19,521,828

Liabilities
Current liabilities
Accounts payable and accrued liabilities		1,119,799	1,014,834
Accrued compensation and employee-related liabilities		1,238,552	1,269,767
Deferred revenue		621,337	577,286
Income taxes		129,186	79,333
Current portion of long-term debt		852,263	845,253
Current portion of lease liabilities		179,220	173,071
Provisions		71,285	144,331
Current derivative financial instruments	11	38,514	24,622
Total current liabilities before clients’ funds obligations		4,250,156	4,128,497
Clients’ funds obligations		1,100,670	973,673
Total current liabilities		5,350,826	5,102,170
Long-term debt		2,824,598	2,792,582
Long-term lease liabilities		481,010	520,413
Long-term provisions		34,468	39,665
Other long-term liabilities		315,178	341,173
Long-term derivative financial instruments	11	177,908	173,105
Deferred tax liabilities		53,099	71,673
Retirement benefits obligations		197,979	198,715
		9,435,066	9,239,496
Equity
Retained earnings		7,389,725	7,428,172
Accumulated other comprehensive income	4	1,052,698	1,002,344
Capital stock	5a	1,383,308	1,499,917
Contributed surplus		320,859	351,899
		10,146,590	10,282,332
		19,581,656	19,521,828
See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2026 and 2025    3

Interim Consolidated Statements of Changes in Equity
For the nine months ended June 30
(in thousands of Canadian dollars) (unaudited)

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$
Balance as at September 30, 2025		7,428,172	1,002,344	1,499,917	351,899	10,282,332
Net earnings		1,351,917	—	—	—	1,351,917
Other comprehensive income		—	50,354	—	—	50,354
Comprehensive income		1,351,917	50,354	—	—	1,402,271
Share-based payment costs		—	—	—	47,670	47,670
Income tax impact associated with share-based payments		—	—	—	(4,247)	(4,247)
Exercise of stock options	5a	—	—	29,187	(4,838)	24,349
Settlement of performance share units	5a	5,003	—	41,102	(69,625)	(23,520)
Purchase for cancellation of Class A subordinate voting shares and related tax	5a	(1,286,418)	—	(111,868)	—	(1,398,286)
Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(75,030)	—	(75,030)
Cash dividends declared	5a	(108,949)	—	—	—	(108,949)
Balance as at June 30, 2026		7,389,725	1,052,698	1,383,308	320,859	10,146,590

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$
Balance as at September 30, 2024		7,129,370	451,253	1,470,333	377,034	9,427,990
Net earnings		1,276,930	—	—	—	1,276,930
Other comprehensive income		—	349,606	—	—	349,606
Comprehensive income		1,276,930	349,606	—	—	1,626,536
Share-based payment costs		—	—	—	54,053	54,053
Income tax impact associated with share-based payments		—	—	—	(1,900)	(1,900)
Exercise of stock options	5a	—	—	64,457	(10,671)	53,786
Settlement of performance share units	5a	(21,256)	—	45,588	(76,963)	(52,631)
Purchase for cancellation of Class A subordinate voting shares and related tax	5a	(738,014)	—	(45,033)	—	(783,047)
Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(13,323)	—	(13,323)
Cash dividends declared	5a	(101,770)	—	—	—	(101,770)
Balance as at June 30, 2025		7,545,260	800,859	1,522,022	341,553	10,209,694
See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2026 and 2025    4

Interim Consolidated Statements of Cash Flows
For the three and nine months ended June 30
(in thousands of Canadian dollars) (unaudited)

		Three months ended June 30		Nine months ended June 30
	Notes	2026	2025	2026	2025
		$	$	$	$
Operating activities
Net earnings		465,201	408,612	1,351,917	1,276,930
Adjustments for:
Amortization and depreciation		153,377	172,843	467,494	461,767
Deferred income tax expense (recovery)		5,471	8,394	27,397	(9,821)
Net foreign exchange loss		282	11,681	5,297	3,710
Share-based payment costs		17,588	14,019	47,670	54,053
Gain on sale of property, plant and equipment and on lease terminations		(1,152)	—	(1,396)	(712)
Net change in non-cash working capital items and others	9a	(36,233)	(128,944)	29,163	(214,744)
Cash provided by operating activities		604,534	486,605	1,927,542	1,571,183

Investing activities
Net change in short-term investments		(198)	(2,778)	20,885	(1,289)
Business acquisitions (net of cash acquired)	8	(49,596)	(1,839)	(163,568)	(1,592,433)
Loan receivable		—	—	—	9,915
Purchase of property, plant and equipment		(27,683)	(36,058)	(84,067)	(88,866)
Proceeds from sale of property, plant and equipment		—	—	—	1,295
Additions to contract costs		(32,727)	(29,404)	(91,433)	(79,392)
Additions to intangible assets		(44,607)	(39,626)	(120,527)	(119,682)
Purchase of long-term investments		(21,176)	(51,712)	(82,843)	(94,285)
Proceeds from sale of long-term investments		16,047	51,663	47,071	85,979
Cash used in investing activities		(159,940)	(109,754)	(474,482)	(1,878,758)

Financing activities
Increase of long-term debt	11	—	—	—	923,922
Payment of lease liabilities		(42,541)	(46,670)	(134,325)	(126,115)
Repayment of debt assumed in a business acquisition	11	—	—	(13,899)	(2,172)
Purchase for cancellation of Class A subordinate voting shares and related tax	5a	(412,895)	(286,186)	(1,386,388)	(783,765)
Issuance of Class A subordinate voting shares	5a	2,779	12,882	24,349	53,798
Purchase of Class A subordinate voting shares held in trusts	5a	(55,867)	—	(75,030)	(13,323)
Withholding taxes remitted on the net settlement of performance share units	5a	(4,409)	(934)	(23,520)	(52,631)
Cash dividends paid	5a	(35,710)	(33,580)	(108,949)	(101,770)
Net change in clients' funds obligations		36,514	425,949	126,962	471,101
Cash (used in) provided by financing activities		(512,129)	71,461	(1,590,800)	369,045
Effect of foreign exchange rate changes on cash, cash equivalents and cash included in funds held for clients		17,403	7,330	16,114	73,993
Net (decrease) increase in cash, cash equivalents and cash included in funds held for clients		(50,132)	455,642	(121,626)	135,463
Cash, cash equivalents and cash included in funds held for clients, beginning of period		1,497,218	1,374,550	1,568,712	1,694,729
Cash, cash equivalents and cash included in funds held for clients, end of period		1,447,086	1,830,192	1,447,086	1,830,192

Cash composition:
Cash and cash equivalents		625,634	1,130,220	625,634	1,130,220
Cash included in funds held for clients		821,452	699,972	821,452	699,972
See Notes to the Interim Condensed Consolidated Financial Statements.
CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2026 and 2025    5

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2026 and 2025
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)
1.Description of business
CGI Inc. (the Company), directly or through its subsidiaries, provides managed information technology (IT) and business process services, business and strategic IT consulting and systems integration services, and intellectual property (IP) business solutions to help clients effectively realize their strategies and create added value. The Company was incorporated under Part IA of the Companies Act (Québec), predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its Class A subordinate voting shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.
2.Basis of preparation
These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). In addition, the interim condensed consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, Summary of material accounting policies, of the Company’s consolidated financial statements for the years ended September 30, 2025 and 2024 which were consistently applied to all periods presented.
These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the years ended September 30, 2025 and 2024.
The Company’s interim condensed consolidated financial statements for the three and nine months ended June 30, 2026 and 2025 were authorized for issue by the Board of Directors on July 28, 2026.
3.Accounting policies
FUTURE ACCOUNTING STANDARD CHANGES
The following standard amendments have been issued and will be effective as of October 1, 2026 for the Company, with earlier application permitted. The Company has initiated a detailed assessment of these amendments and is progressing its evaluation of the potential impact on its interim condensed consolidated financial statements.
Classification and measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7
In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments, which amend IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. The standard amendments clarify that a financial liability is derecognized on the settlement date, specifically when the related obligation is discharged or cancelled or expires or the liability otherwise qualified for derecognition. Furthermore, they clarify the treatment of non-recourse assets and contractually linked instruments and they introduce additional disclosures for financial assets and liabilities with contractual terms that reference a contingent event, and equity instruments classified at fair value through other comprehensive income. The new requirements will be applied retrospectively. An entity is required to disclose information about financial assets that change their measurement category due to the standard amendments.
The following standard has been issued by the IASB and will be effective as of October 1, 2027 for the Company, with earlier application permitted. The Company has initiated a detailed assessment of these amendments and is progressing its evaluation of the potential impact on its interim condensed consolidated financial statements.
IFRS 18 - Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements which is set to replace IAS 1 Presentation of Financial Statements. The new IFRS accounting standard is aimed to improve comparability and transparency of communication in financial statements. While a number of sections from IAS 1 have been brought forward to IFRS 18, the standard introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined financial performance measures used in public communications outside financial statements and includes new requirements for aggregation and disaggregation of financial information based on the identified roles of the primary financial statements and the notes. Retrospective application is required in both annual and interim financial statements.
CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2026 and 2025    6

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2026 and 2025
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)
4.    Accumulated other comprehensive income

	As at June 30, 2026	As at September 30, 2025
	$	$
Items that will be reclassified subsequently to net earnings:
Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $56,208 ($59,141 as at September 30, 2025)	1,669,771	1,588,980
Net losses on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $47,163 ($46,173 as at September 30, 2025)	(561,635)	(542,309)
Deferred gains of hedging on cross-currency swaps, net of accumulated income tax expense of $2,225 ($2,538 as at September 30, 2025)	15,782	17,130
Net unrealized losses on cash flow hedges, net of accumulated income tax recovery of $20,362 ($10,042 as at September 30, 2025)	(64,543)	(34,359)
Net unrealized gains on financial assets at fair value through other comprehensive income, net of accumulated income tax expense of $895 ($1,361 as at September 30, 2025)	2,756	4,328
Items that will not be reclassified subsequently to net earnings:
Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $4,113 ($11,755 as at September 30, 2025)	(9,433)	(31,426)
	1,052,698	1,002,344
For the nine months ended June 30, 2026, $11,084,000 of the net unrealized losses on cash flow hedges, net of income tax recovery of $3,427,000, previously recognized in other comprehensive income were reclassified in the consolidated statements of earnings ($5,847,000 of the net unrealized gains on cash flow hedges, net of income tax expense of $1,905,000, were reclassified for the nine months ended June 30, 2025).
For the nine months ended June 30, 2026, $8,679,000 of the deferred gains of hedging on cross-currency swaps, net of income tax expense of $1,325,000, were also reclassified in the consolidated statements of earnings ($9,209,000 net of income tax expense of $1,407,000, were reclassified for the nine months ended June 30, 2025).
5.    Capital stock, share-based payments and earnings per share
a)Capital stock and share-based payments

Class A subordinate voting shares			Class B shares (multiple voting)			Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
As at September 30, 2025	195,939,991	1,466,264	24,122,758	33,653	220,062,749	1,499,917
Release of Class A subordinate voting shares held in trusts	—	41,102	—	—	—	41,102
Purchased and held in trusts	—	(75,030)	—	—	—	(75,030)
Issued upon exercise of stock options	347,524	29,187	—	—	347,524	29,187
Purchased and cancelled	(12,539,327)	(111,375)	—	—	(12,539,327)	(111,375)
Purchased and not cancelled	—	(493)	—	—	—	(493)
As at June 30, 2026	183,748,188	1,349,655	24,122,758	33,653	207,870,946	1,383,308

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2026 and 2025    7

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2026 and 2025
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)
5.    Capital stock, share-based payments and earnings per share (continued)
a)Capital stock and share-based payments (continued)
i)Performance share units and shares held in trusts
During the nine months ended June 30, 2026, 1,394,049 performance share units (PSUs) were granted, 604,462 were settled and 263,332 were forfeited (674,259 were granted, 758,860 were settled and 391,728 were forfeited during the nine months ended June 30, 2025). The PSUs granted in the period had a weighted average grant date fair value of $116.22 per unit ($159.44 per unit during the nine months ended June 30, 2025).
During the nine months ended June 30, 2026, 403,003 Class A subordinate voting shares held in trust were released (433,899 during the nine months ended June 30, 2025) with a recorded value of $41,102,000 ($45,588,000 during the nine months ended June 30, 2025) that was removed from contributed surplus.
During the nine months ended June 30, 2026, the Company remitted $23,520,000 in cash to tax authorities on behalf of employees, representing withholding taxes deducted from employees under the Share Unit Plan ($52,631,000 during the nine months ended June 30, 2025).
During the nine months ended June 30, 2026, the trustees, in accordance with the terms of the Share Unit Plan and Trust Agreements, purchased 775,415 Class A subordinate voting shares of the Company on the open market (84,456 during the nine months ended June 30, 2025) for a total cash consideration of $75,030,000 ($13,323,000 during the nine months ended June 30, 2025).
As at June 30, 2026, 2,619,766 Class A subordinate voting shares were held in trusts under the Share Unit Plan (2,251,913 as at June 30, 2025 and 2,247,354 as at September 30, 2025).
ii)Exercises of stock options
During the nine months ended June 30, 2026, 347,524 stock options were exercised and nil were forfeited (797,571 were exercised and nil were forfeited during the nine months ended June 30, 2025).
The carrying value of Class A subordinate voting shares includes $4,838,000, which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the nine months ended June 30, 2026 ($10,671,000 during the nine months ended June 30, 2025).
iii)Shares purchased and cancelled
On January 27, 2026, the Company’s Board of Directors authorized and subsequently received regulatory approval from the Toronto Stock Exchange (TSX) for the renewal of its Normal Course Issuer Bid (NCIB), which allows for the purchase for cancellation of up to 18,975,360 Class A subordinate voting shares on the open market through the TSX, the New York Stock Exchange (NYSE) and/or alternative trading systems or otherwise pursuant to exemption orders issued by securities regulators. The Class A subordinate voting shares may be purchased for cancellation commencing on February 6, 2026, until no later than February 5, 2027, or on such earlier date when the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB or elects to terminate the bid.
During the nine months ended June 30, 2026, the Company purchased for cancellation 12,513,927 Class A subordinate voting shares under its previous and current NCIB for a total cash consideration of $1,371,663,000 and the excess of the purchase price over the carrying value in the amount of $1,259,795,000 was charged to retained earnings. Of the purchased Class A subordinate voting shares, 54,900 Class A subordinate voting shares with a carrying value of $493,000 and a purchase value of $4,994,000 were neither paid nor cancelled as at June 30, 2026. Furthermore, during the nine months ended June 30, 2026, the Company paid for and cancelled 80,300 Class A subordinate voting shares under its previous NCIB, with a carrying value of $708,000 and for a total cash consideration of $9,935,000, which were purchased but were neither paid nor cancelled as at September 30, 2025.
During the nine months ended June 30, 2026, the Company recorded $26,623,000 related to a 2.0% tax on the value of Class A subordinate voting shares repurchased, net of the value of new equity issued through stock options exercised, as part of accrued liabilities and with a corresponding reduction in retained earnings ($12,847,000 during the nine months ended June 30, 2025). In addition, during the nine months ended June 30, 2026, the Company paid $9,784,000 in relation to such tax ($13,565,000 during the nine months ended June 30, 2025).
CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2026 and 2025    8

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2026 and 2025
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)
5.    Capital stock, share-based payments and earnings per share (continued)
a)Capital stock and share-based payments (continued)
iv)    Dividends
During the nine months ended June 30, 2026, the Company declared and paid the following quarterly cash dividends to holders of Class A subordinate voting shares and Class B shares (multiple voting):

	2026		2025
Dividend Payment Month	Dividend per Share	Value	Dividend per Share	Value
	$	$	$	$
December	0.17	37,000	0.15	34,133
March	0.17	36,239	0.15	34,057
June	0.17	35,710	0.15	33,580
		108,949		101,770
On July 28, 2026, the Company’s Board of Directors approved a quarterly cash dividend for holders of Class A subordinate voting shares and Class B shares (multiple voting) of $0.17 per share. This dividend is payable on September 18, 2026 to shareholders of record as of the close of business on August 14, 2026.

b)Earnings per share
The following table sets forth the computation of basic and diluted earnings per share for the three and nine months ended June 30:

				Three months ended June 30
	2026			2025
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	465,201	207,765,623	2.24	408,612	221,781,407	1.84
Net effect of dilutive stock options and PSUs[2]		1,084,625			2,575,144
Diluted	465,201	208,850,248	2.23	408,612	224,356,551	1.82

				Nine months ended June 30
	2026			2025
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	1,351,917	211,864,387	6.38	1,276,930	223,752,383	5.71
Net effect of dilutive stock options and PSUs[2]		1,422,980			2,815,675
Diluted	1,351,917	213,287,367	6.34	1,276,930	226,568,058	5.64
1    During the three months ended June 30, 2026, 4,427,600 Class A subordinate voting shares purchased for cancellation and 2,619,766 Class A subordinate voting shares held in trust were excluded from the calculation of the weighted average number of shares outstanding as of the date of the transaction (1,919,410 and 2,251,913, respectively, during the three months ended June 30, 2025).
During the nine months ended June 30, 2026, 12,513,927 Class A subordinate voting shares purchased for cancellation and 2,619,766 Class A subordinate voting shares held in trusts were excluded from the calculation of the weighted average number of shares outstanding as of the date of the transaction (5,181,943 and 2,251,913, respectively, during the nine months ended June 30, 2025).
2    For the three months ended June 30, 2026, 562,022 stock options were excluded from the calculation of the diluted earnings per share as they were antidilutive (nil for the three months ended June 30, 2025).
For the nine months ended June 30, 2026, 149,821 stock options were excluded from the calculation of the diluted earnings per share as they were antidilutive (nil for the nine months ended June 30, 2025).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2026 and 2025    9

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2026 and 2025
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)
6.    Restructuring, acquisition and related integration costs

	Three months ended June 30		Nine months ended June 30
	2026	2025	2026	2025
	$	$	$	$
Restructuring	—	45,547	—	98,000
Acquisition and related integration costs	17,214	38,148	84,363	65,471
	17,214	83,695	84,363	163,471
During the year ended September 30, 2025, the Company initiated and completed a restructuring program which was targeted within its Continental European operations to realign its cost structure with current market conditions, for a total cost of $196,796,000.
During the three and nine months ended June 30, 2026, acquisition and related integration costs were related to redundancy of employment of $8,084,000 and $50,384,000, respectively ($14,462,000 and $23,171,000 for the three and nine months ended June 30, 2025, respectively), integration costs toward the CGI operating model of $7,548,000 and $20,106,000, respectively ($10,632,000 and $16,840,000 for the three and nine months ended June 30, 2025, respectively), costs of vacating leased premises of $809,000 and $10,562,000, respectively ($13,024,000 and $14,225,000 for the three and nine months ended June 30, 2025, respectively) as well as legal and professional fees of $773,000 and $3,311,000, respectively ($30,000 and $11,235,000 for the three and nine months ended June 30, 2025, respectively).
7.    Net finance costs

	Three months ended June 30		Nine months ended June 30
	2026	2025	2026	2025
	$	$	$	$
Interest on long-term debt	24,164	24,202	72,585	56,663
Interest on lease liabilities	7,860	7,721	23,971	22,102
Net interest costs on net defined benefit pension plans	1,750	1,703	4,711	4,752
Other finance costs	706	5,674	4,773	6,610
Finance costs	34,480	39,300	106,040	90,127
Finance income	(3,942)	(8,439)	(13,391)	(36,023)
	30,538	30,861	92,649	54,104
CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2026 and 2025    10

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2026 and 2025
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)
8.    Investments in subsidiaries
a)     Acquisitions and disposals
The Company made the following acquisitions during the nine months ended June 30, 2026:
–On December 2, 2025, the Company acquired all of the issued and outstanding shares of Online Business Systems (OBS), an IT consulting firm, based in Canada with operations in the U.S. More than 350 professionals joined CGI from OBS. The acquisition is reported under the Canada and U.S. Commercial and State Government operating segments.
–On December 22, 2025, the Company acquired all of the issued and outstanding shares of Comarch Polska SA (Comarch Polska), a subsidiary of Comarch SA, specializing in IT solutions, based in Poland. More than 460 professionals joined CGI from Comarch Polska. The acquisition is reported under the Finland, Poland and Baltics operating segment.
–On April 2, 2026, the Company acquired all of the issued and outstanding shares of Stratfield, LLC (Stratfield), a management and technology consulting firm, based in Atlanta, U.S. Nearly 200 consultants joined CGI from Stratfield. The acquisition is reported under the U.S. Commercial and State Government operating segment.
These acquisitions were made to further expand CGI’s footprint in their respective regions and to complement CGI's proximity model.
The purchase prices for the above acquisitions, estimated at a total of $159,308,000 (less cash acquired), are mainly allocated to goodwill, which is only deductible for tax purposes for Stratfield, and mostly represents the future economic value associated with acquired work force and synergies with the Company’s operations.
The estimated fair value of all assets acquired and liabilities assumed for these acquisitions is preliminary and will be completed as soon as management has gathered all the significant information available and considered necessary in order to finalize this allocation.
There were no material disposals for the nine months ended June 30, 2026.
b)     Business acquisitions realized in the prior fiscal year
During the nine months ended June 30, 2026, the Company finalized the fair value assessment of assets acquired and liabilities assumed for Daugherty Systems, Inc. with no adjustment and for BJSS Ltd., Novatec Holding GmbH and Momentum Technologies Inc., with no significant adjustments.
Furthermore, during the nine months ended June 30, 2026, the Company recorded an increase of goodwill for Apside-Advance SAS of $15,944,000 mainly coming from a decrease in intangible assets and without significant impact on net earnings.
During the three and nine months ended June 30, 2026, the Company paid nil and $12,812,000, respectively, related to acquisitions realized in the prior fiscal year.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2026 and 2025    11

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2026 and 2025
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)
9.    Supplementary cash flow information
a) Net change in non-cash working capital items and others is as follows for the three and nine months ended June 30:

	Three months ended June 30		Nine months ended June 30
	2026	2025	2026	2025
	$	$	$	$
Accounts receivable	(104)	(49,049)	95,959	64,086
Work in progress	(53,950)	(75,724)	(70,703)	(97,107)
Prepaid expenses and other assets	(16,099)	5,652	(22,915)	30,247
Long-term financial assets	(15,053)	(12,004)	(9,548)	(7,154)
Accounts payable and accrued liabilities	95,163	27,014	99,873	(104,982)
Accrued compensation and employee-related liabilities	59,553	72,183	(58,587)	(104,920)
Deferred revenue	(85,302)	(86,962)	2,656	(24,905)
Income taxes	4,590	(65,012)	55,779	(40,898)
Provisions	(34,776)	35,070	(86,038)	53,539
Long-term liabilities	7,860	16,735	12,008	11,890
Derivative financial instruments	32	(3)	51	66
Retirement benefits obligations	1,853	3,156	10,628	5,394
	(36,233)	(128,944)	29,163	(214,744)
b) Interest paid and received and income taxes paid are classified within operating activities and are as follows for the three and nine months ended June 30:

	Three months ended June 30		Nine months ended June 30
	2026	2025	2026	2025
	$	$	$	$
Interest paid	9,964	9,799	87,439	61,380
Interest received	3,758	8,439	25,885	42,901
Income taxes paid	150,278	198,979	387,077	464,376
c) Cash and cash equivalents consisted of unrestricted cash as at June 30, 2026 and September 30, 2025.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2026 and 2025    12

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2026 and 2025
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)
10.    Segmented information
The following tables present information on the Company's operations which are managed through the following nine operating segments: Western and Southern Europe (mainly France, Portugal and Spain); United States (U.S.) Commercial and State Government; United Kingdom (U.K.) and Australia; Canada; U.S. Federal; Scandinavia, Northwest and Central-East Europe (mainly Sweden, Netherlands, Norway, Denmark and Czech Republic); Finland, Poland and Baltics; Germany; and Asia Pacific Global Delivery Centers of Excellence (mainly India and Philippines) (Asia Pacific).
Effective October 1, 2025, the Company realigned its management structure, resulting in the transfer of its Luxembourg operations from the Western and Southern Europe operating segment to the Scandinavia, Northwest and Central-East Europe operating segment.
The operating segments reflect the revised management structure and the way that the Chief Operating Decision-Maker (CODM), who is the President and Chief Executive Officer of the Company, evaluates the business. The Company has restated the segmented information for the comparative period to conform to the new segmented information structure.

		For the three months ended June 30, 2026
	Western and Southern Europe	U.S. Commercial and State Government	U.K. and Australia	Canada	U.S. Federal	Scandinavia, Northwest and Central-East Europe	Finland, Poland and Baltics	Germany	Asia Pacific	Eliminations	Total
	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	738,613	622,035	585,107	533,731	573,268	458,140	246,876	217,963	254,209	(36,920)	4,193,022
Segment earnings before restructuring, acquisition and related integration costs, net finance costs and income tax expense	83,035	95,109	94,262	126,297	94,264	60,482	35,932	13,505	78,790	—	681,676
Restructuring, acquisition and related integration costs (Note 6)											(17,214)
Net finance costs (Note 7)											(30,538)
Earnings before income taxes											633,924
Additional information:
Salaries, other employee costs and contracted labour costs	594,634	435,851	392,022	324,986	401,035	312,724	158,390	177,000	152,599	—	2,949,241
Amortization and depreciation[1]	19,425	28,907	17,186	18,756	16,747	21,230	11,791	9,687	8,719	—	152,448
1 Amortization and depreciation includes an impairment in the Canada segment of $2,356,000 related to a business solution.

		For the three months ended June 30, 2025
	Western and Southern Europe	U.S. Commercial and State Government	U.K. and Australia	Canada	U.S. Federal	Scandinavia, Northwest and Central-East Europe	Finland, Poland and Baltics	Germany	Asia Pacific	Eliminations	Total
	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	663,031	645,301	570,821	526,634	558,350	447,347	236,138	226,544	254,835	(38,819)	4,090,182
Segment earnings before restructuring, acquisition and related integration costs, net finance costs and income tax expense	79,599	95,129	78,154	117,900	91,992	60,270	39,085	27,343	76,671	—	666,143
Restructuring, acquisition and related integration costs (Note 6)											(83,695)
Net finance costs (Note 7)											(30,861)
Earnings before income taxes											551,587
Additional information:
Salaries, other employee costs and contracted labour costs	522,526	460,720	389,649	327,732	404,315	300,461	147,160	175,090	154,384	—	2,882,037
Amortization and depreciation	18,615	25,562	22,204	16,910	20,083	22,464	10,831	10,587	10,676	—	157,932

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2026 and 2025    13

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2026 and 2025
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)
10.    Segmented information (continued)

		For the nine months ended June 30, 2026
	Western and Southern Europe	U.S. Commercial and State Government	U.K. and Australia	Canada	U.S. Federal	Scandinavia, Northwest and Central-East Europe	Finland, Poland and Baltics	Germany	Asia Pacific	Eliminations	Total
	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	2,270,123	1,846,727	1,705,458	1,568,784	1,579,752	1,396,271	739,641	672,154	753,483	(104,847)	12,427,546
Segment earnings before restructuring, acquisition and related integration costs, net finance costs and income tax expense	294,901	278,831	274,581	376,025	222,751	188,839	109,369	57,982	225,118	—	2,028,397
Restructuring, acquisition and related integration costs (Note 6)											(84,363)
Net finance costs (Note 7)											(92,649)
Earnings before income taxes											1,851,385
Additional information:
Salaries, other employee costs and contracted labour costs	1,790,757	1,302,715	1,141,913	946,975	1,154,390	945,172	479,331	532,601	458,659	—	8,752,513
Amortization and depreciation[1]	67,111	81,018	53,374	51,988	45,676	69,064	32,444	31,008	26,945	—	458,628
1 Amortization and depreciation includes an impairment in the Canada segment of $2,356,000 related to a business solution.

		For the nine months ended June 30, 2025
	Western and Southern Europe	U.S. Commercial and State Government	U.K. and Australia	Canada	U.S. Federal	Scandinavia, Northwest and Central-East Europe	Finland, Poland and Baltics	Germany	Asia Pacific	Eliminations	Total
	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	1,976,089	1,895,264	1,453,977	1,581,990	1,699,841	1,294,049	691,716	666,681	759,050	(119,821)	11,898,836
Segment earnings before restructuring, acquisition and related integration costs, net finance costs and income tax expense	258,913	272,281	214,187	361,070	243,178	173,938	105,810	78,418	235,729	—	1,943,524
Restructuring, acquisition and related integration costs (Note 6)											(163,471)
Net finance costs (Note 7)											(54,104)
Earnings before income taxes											1,725,949
Additional information:
Salaries, other employee costs and contracted labour costs	1,540,096	1,372,682	964,481	953,654	1,250,679	872,987	442,527	514,452	457,860	—	8,369,418
Amortization and depreciation	55,412	75,562	45,460	51,407	62,594	64,298	30,354	30,547	26,271	—	441,905

The accounting policies of each operating segment are the same as those described in Note 3, Summary of material accounting policies, of the Company’s consolidated financial statements for the years ended September 30, 2025 and 2024. Intersegment revenue is priced as if the revenue was from third parties.
CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2026 and 2025    14

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2026 and 2025
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)
10.    Segmented information (continued)
GEOGRAPHIC INFORMATION
The following table provides external revenue information based on the client’s location which is different from the revenue presented under operating segments, due to the intersegment revenue, for the three and nine months ended June 30:

	Three months ended June 30			Nine months ended June 30
	2026	2025		2026	2025
	$	$		$	$
Western and Southern Europe
France	637,835	571,647		1,970,888	1,710,804
Portugal	33,940	32,614		103,868	97,990
Spain	34,897	34,642		102,245	99,604
Others	13,084	9,527		39,515	25,945
	719,756	648,430	—	2,216,516	1,934,343

U.S.[1]	1,263,145	1,277,285		3,640,078	3,811,584

U.K. and Australia
U.K.	610,492	603,022		1,788,300	1,551,924
Australia	20,223	20,439		60,574	59,723
	630,715	623,461		1,848,874	1,611,647

Canada	596,959	578,050		1,744,987	1,733,964

Scandinavia, Northwest and Central-East Europe
Sweden	197,481	189,997		606,591	544,114
Netherlands	177,322	173,243		527,926	509,087
Norway	29,862	28,876		87,686	85,326
Denmark	23,548	23,530		74,403	70,724
Czech Republic	22,177	20,679		68,092	58,778
Others	26,714	25,674		83,718	75,420
	477,104	461,999	—	1,448,416	1,343,449

Finland, Poland and Baltics
Finland	223,071	229,980		679,382	677,217
Poland	29,839	12,975		78,204	38,344
Others	7,777	7,501		24,275	20,295
	260,687	250,456		781,861	735,856

Germany	243,644	249,391		743,940	724,451

Asia Pacific
Others	1,012	1,110		2,874	3,542
	1,012	1,110		2,874	3,542
	4,193,022	4,090,182	—	12,427,546	11,898,836
1    External revenue included in the U.S. Commercial and State Government and U.S. Federal operating segments was $689,773,000 and $573,372,000, respectively, for the three months ended June 30, 2026 ($717,738,000 and $559,547,000, respectively, for the three months ended June 30, 2025). External revenue included in the U.S. Commercial and State Government and U.S. Federal operating segments was $2,059,941,000 and $1,580,137,000, respectively, for the nine months ended June 30, 2026 ($2,107,105,000 and $1,704,479,000, respectively, for the nine months ended June 30, 2025).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2026 and 2025    15

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2026 and 2025
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)
10.    Segmented information (continued)
INFORMATION ABOUT SERVICES
The following table provides revenue information based on services provided by the Company for the three and nine months ended June 30:

	Three months ended June 30		Nine months ended June 30
	2026	2025	2026	2025
	$	$	$	$
Managed IT and business process services	2,318,076	2,217,739	6,793,510	6,615,579
Business and strategic IT consulting and systems integration services	1,874,946	1,872,443	5,634,036	5,283,257
	4,193,022	4,090,182	12,427,546	11,898,836
MAJOR CLIENT INFORMATION
Contracts with the U.S. federal government and its various agencies, included within the U.S. Federal operating segment, accounted for $572,001,000 or 13.6% of revenues for the three months ended June 30, 2026 ($557,650,000 or 13.6% for the three months ended June 30, 2025) and $1,576,547,000 or 12.7% of revenues for the nine months ended June 30, 2026 ($1,697,267,000 or 14.3% for the nine months ended June 30, 2025).
11.    Financial instruments
All financial instruments are initially measured at their fair value and are subsequently classified either at amortized cost, at fair value through earnings (FVTE) or at fair value through other comprehensive income (FVOCI).
There were no changes in valuation techniques used for fair value measurements during the nine months ended June 30, 2026.
The following table presents the financial liabilities included in the long-term debt measured at amortized cost categorized using the fair value hierarchy.

		As at June 30, 2026		As at September 30, 2025
	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$
2021 U.S. Senior Notes	Level 2	1,415,865	1,349,510	1,386,564	1,310,044
2021 CAD Senior Notes	Level 2	598,403	583,862	597,892	580,561
2024 CAD Senior Notes	Level 2	747,728	761,605	747,001	766,844
2025 U.S. Senior Notes	Level 2	913,779	929,929	894,509	930,366
Other long-term debt	Level 2	1,086	1,093	11,869	11,892
		3,676,861	3,625,999	3,637,835	3,599,707
For the remaining financial assets and liabilities measured at amortized cost, the carrying value approximates the fair value of the financial instruments given their short-term maturity.
On April 28, 2026, the Company's unsecured committed revolving credit facility was increased to $2,500,000,000 and is now comprised of a three-year tranche of $1,000,000,000 which matures in 2029 and a five-year tranche of $1,500,000,000 which matures in 2031. Both tranches can be further extended. There were no material changes in the terms and conditions including interest rates and banking covenants.
On December 18, 2025, the Company launched an offer to exchange all of its outstanding U.S. $650,000,000 in aggregate principal amount of senior unsecured notes, originally issued on March 14, 2025, for an equivalent amount of notes registered with the U.S. Securities and Exchange Commission. The exchange offer was completed on January 26, 2026.
CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2026 and 2025    16

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2026 and 2025
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)
11.    Financial instruments (continued)
The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at June 30, 2026	As at September 30, 2025
		$	$
Financial assets
FVTE
Cash and cash equivalents	Level 2	625,634	864,209
Cash included in funds held for clients	Level 2	821,452	704,503
Deferred compensation plan assets	Level 1	137,631	125,388
		1,584,717	1,694,100
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments included in current financial assets	Level 2
Cross-currency swaps		2,366	1,011
Foreign currency forward contracts		1,501	1,481
Long-term derivative financial instruments	Level 2
Cross-currency swaps		619	395
Foreign currency forward contracts		1,622	459
		6,108	3,346
FVOCI
Short-term investments included in current financial assets	Level 2	7,790	3,675
Long-term bonds included in funds held for clients	Level 2	274,530	240,932
Long-term investments	Level 2	27,733	27,687
		310,053	272,294
Financial liabilities
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2
Cross-currency swaps		2,633	3,036
Foreign currency forward contracts		35,881	21,586
Long-term derivative financial instruments	Level 2
Cross-currency swaps		126,158	136,155
Foreign currency forward contracts		51,750	36,950
		216,422	197,727
There have been no transfers between Level 1 and Level 2 during the nine months ended June 30, 2026.
12.    Contingencies
On July 20, 2026, the Company and certain of its officers were served with an Application for Authorization to Institute a Class Action and for Authorization to Bring an Action for Damages pursuant to Section 225.4 of the Securities Act (Québec) before the Superior Court of Québec. The application is sought on behalf of all persons who purchased the Company’s securities between January 29, 2025 and April 28, 2026, inclusively, and who held all or part of such securities at any time between January 28, 2026 and April 29, 2026, and alleges, among other things, misrepresentations and omissions in public disclosures, including alleged failures to disclose material information. The application requires court authorization before proceeding and seeks unspecified damages.
Considering that the application is at a very early stage and, although the Company believes the claims are without merit, it is not possible at this time for management to predict the outcome. The Company intends to vigorously defend against the claims asserted.
CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2026 and 2025    17